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Exhibit 12.1

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

	Six Months Ended June 30, 2014	Fiscal Year Ended December 31,
		2013	2012	2011
Fixed Charges:
Interest expense	$2,000	$4,000	$8,608,000	$19,000
Estimate of interest within rental expense(1)	67,000	103,000	78,000	62,000

Fixed Charges	$69,000	$107,000	$8,686,000	$81,000

Earnings:
Loss before income taxes	(35,496,000)	(62,121,000)	(29,912,000)	(26,294,000)
Fixed charges	69,000	107,000	8,686,000	81,000

	(35,427,000)	(62,014,000)	(21,226,000)	(26,213,000)
Deficiency of Earnings to cover fixed charges	$(35,496,000)	$(62,121,000)	$(29,912,000)	$(26,294,000)

Ratio of earnings to fixed charges(2)(3)	—	—	—	—

(1)
Management believes a reasonable approximation of one-third is deemed to be the estimate of interest within rent.

(2)
Earnings for the six months ended June 30, 2014 and for the years ended December 31, 2013, 2012 and 2011 were inadequate to cover fixed charges and, accordingly, no ratio to fixed charges is disclosed for those periods.

(3)
Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods presented.

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  Exhibit 12.1
Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (in thousands)